Exhibit 12



     PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                         TOTAL ENTERPRISE
        Computation of Ratio of Earnings to Fixed Charges


                                                Millions of Dollars
                                       --------------------------------------
                                              Years Ended December 31
                                       --------------------------------------
                                         1996    1995    1994    1993    1992
                                       --------------------------------------
                                                     (Unaudited)
Earnings Available for Fixed Charges
Income before income taxes,
  extraordinary items and cumulative
  effect of changes in accounting
  principles                           $2,172   1,064     852     538     511
Distributions in excess of (less than)
  equity in earnings of less-than-
  fifty-percent-owned companies            76      (1)      2       9      (3)
Fixed charges, excluding
  capitalized interest and the
  portion of the preferred dividend
  requirements of a subsidiary not
  previously deducted from income*        328     364     340     363     442
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                                       $2,576   1,427   1,194     910     950
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Fixed Charges
Interest and expense on
  indebtedness, excluding
  capitalized interest                 $  237     285     266     290     392
Capitalized interest                       33      31      15      11      16
Preferred dividend requirements
  of a subsidiary                          68      73      56      71       3
One-third of rental expense,
  net of subleasing income,
  for operating leases                     35      36      32      30      38
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                                       $  373     425     369     402     449
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Ratio of Earnings to Fixed Charges        6.9     3.4     3.2     2.3     2.1
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*Includes amortization of capitalized interest totaling approximately
 $10 million each in 1996, 1995, 1994 and 1992, and $11 million in 1993.

Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990 and 1988, respectively, the company guaranteed a $400 million bank loan and $250 million of notes payable for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. In 1994, the notes payable were refinanced with a $131 million term loan, and the $400 million loan was amended in 1994, and again in 1995. Consolidated interest expense includes interest attributable to the LTSSP borrowings of $3 million in 1995, and $1 million each in 1994, 1993 and 1992. Interest attributable to the LTSSP borrowings in 1996 was minimal.

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